02050629

-FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

HSBC Bank plc

Poultry, London, EC2P 2BX, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ______]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

By: [signature]
Name: I B Marshall
Title: Company Secretary

Dated: July 31, 2002

CR

HSBC

2 July 2002

HSBC BANK PLC INCREASE IN SHARE CAPITAL

In connection with a reorganisation of the HSBC Group's private banking business into HSBC Bank plc, HSBC Holdings plc has subscribed for an additional £256 million of ordinary share capital from HSBC Bank plc.

For further information please contact:

Karen Ng
Group External Relations
Tel: +44 (0)20 7260 9814

Patrick McGuinness
Group Investor Relations
Tel: +44 (0)20 7260 8412

Note to editors:

HSBC Holdings plc
HSBC Bank plc is a wholly-owned subsidiary of HSBC Holdings plc. Headquartered in London, with some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

Information

HSBC

The following is the text of an advertisement which is being issued locally by HSBC's subsidiary.

HSBC Bank Malta plc – Half-Yearly Results for 2002

Profit and Loss Account for the period 1 January 2002 to 30 June 2002

	Group		*Bank*	
	6 mths to 30/6/02	6 mths to 30/6/01	**6 mths to 30/6/02**	6 mths to 30/6/01
	Lm000	Lm000	**Lm000**	Lm000
Interest receivable and similar income				
– on loans and advances, balances with Central Bank of Malta and Treasury Bills	**28,897**	31,615	**26,413**	28,803
– on debt and other fixed income instruments	**8,422**	9,527	**8,541**	9,274
Interest payable	**(21,412)**	(26,970)	**(22,475)**	(27,011)
Net interest income	**15,907**	14,172	**12,479**	11,066
Fees and commissions receivable	**4,809**	4,547	**3,844**	3,408
Fees and commissions payable	**(256)**	(233)	**(224)**	(198)
Dividend income	**28**	72	**28**	72
Trading profits	**2,976**	3,644	**2,718**	3,420
Net gains on disposal of non-trading financial instruments	**8**	44	**8**	-
Other operating income	**760**	58	**10**	-
Operating income	**24,232**	22,304	**18,863**	17,768
Administrative expenses	**(12,274)**	(13,111)	**(11,603)**	(12,331)
Depreciation	**(1,294)**	(1,269)	**(1,247)**	(1,222)
Net amortisation of goodwill	**(146)**	(146)	**(103)**	(103)
Other operating charges	**(83)**	(96)	**(74)**	(86)
Operating profit before impairment losses and provisions	**10,435**	7,682	**5,836**	4,026
Net impairment losses	**(900)**	(492)	**(972)**	(366)
Provisions for contingent liabilities and other charges	**(56)**	-	**(56)**	-
Profit on ordinary activities before tax	**9,479**	7,190	**4,808**	3,660
Tax on profit on ordinary activities	**(2,456)**	(1,883)	**(1,499)**	(1,102)
Profit for the financial period attributable to shareholders	**7,023**	5,307	**3,309**	2,558
Earnings per share	**19.3c**	14.5c	**9.1c**	7.0c

Exchange rates ruling on 30 June 2002 against the Maltese Lira were as follows: GBP1.5534 EUR2.3921 USD2.3839

Information

Balance Sheet at 30 June 2002

	Group		Bank	
	30/6/02	31/12/01	**30/6/02**	31/12/01
	Lm000	Lm000	**Lm000**	Lm000
Assets				
Balances with Central Bank of Malta, Treasury Bills and cash	**111,244**	119,862	**110,671**	119,049
Financial assets held for trading	**2,317**	5,580	**2,317**	5,580
Investments	**293,540**	295,524	**288,158**	277,443
Loans and advances to banks	**147,895**	76,523	**236,156**	173,121
Loans and advances to customers	**872,671**	878,329	**733,062**	732,745
Shares in subsidiary companies	-	-	**49,982**	46,669
Intangible fixed assets	**775**	921	**496**	599
Tangible fixed assets	**27,246**	26,688	**27,053**	26,458
Deferred tax asset	**6,130**	6,705	**5,085**	5,385
Other assets	**31,958**	26,332	**1,036**	3,005
Prepayments and accrued income	**18,328**	19,807	**16,602**	18,714
Total assets	**1,512,104**	1,456,271	**1,470,618**	1,408,768
Liabilities				
Financial liabilities held for trading	**3,111**	405	**3,111**	405
Amounts owed to banks	**35,654**	60,615	**182,859**	187,721
Amounts owed to customers	**1,289,387**	1,223,077	**1,128,938**	1,068,970
Debt securities in issue	**12**	12	-	-
Other liabilities	**33,674**	29,687	**7,284**	9,558
Accruals and deferred income	**18,906**	18,204	**18,431**	18,107
Provisions for liabilities and other charges	**1,361**	229	**745**	229
Subordinated liabilities	**20,000**	20,000	**20,000**	20,000
	1,402,105	1,352,229	**1,361,368**	1,304,990
Shareholders' funds				
Called up issued share capital	**9,120**	9,120	**9,120**	9,120
Revaluation reserves	**7,280**	6,420	**36,222**	32,133
Other reserve	**4,242**	4,242	**4,242**	4,242
Profit and loss account	**87,460**	82,363	**57,769**	56,386
Dividend reserve	**1,897**	1,897	**1,897**	1,897
	109,999	104,042	**109,250**	103,778
Total liabilities	**1,512,104**	1,456,271	**1,470,618**	1,408,768

The financial statements were approved by the Board of Directors on 25 July 2002 and signed on its behalf by:

Albert Mizzi, *Chairman*

Tom Robson, *Chief Executive Officer*

Statement of Changes in Equity for the period 1 January 2002 to 30 June 2002

	Group					
	Share Capital	*Revaluation Reserves*	*Other Reserve*	*Profit and Loss Account*	*Dividend Reserve*	*Total*
	Lm000	**Lm000**	**Lm000**	**Lm000**	**Lm000**	**Lm000**
At 1 January 2001	9,120	7,790	4,242	70,095	1,422	92,669
Impact of adoption of IAS39	-	(481)	-	3,000	-	2,519
At 1 January 2001 as restated	9,120	7,309	4,242	73,095	1,422	95,188
Net fair value adjustments on investments	-	(1,623)	-	-	-	(1,623)
Release of net gains on available-for-sale assets transferred to the income statement on disposal	-	(112)	-	-	-	(112)
Transfer between reserves on disposal of property	-	4	-	(6)	-	(2)
Net losses not recognised in the profit and loss account	-	(1,731)	-	(6)	-	(1,737)
Profit attributable to shareholders	-	-	-	5,307	-	5,307
Dividends paid	-	-	-	-	(1,422)	(1,422)
Dividends	-	-	-	(1,186)	1,186	-
At 30 June 2001	9,120	5,578	4,242	77,210	1,186	97,336
At 1 January 2002	9,120	6,420	4,242	82,363	1,897	104,042
Net fair value adjustments on investments	-	841	-	-	-	841
Transfer between reserves on disposal of property	-	19	-	(29)	-	(10)
Net gains/(losses) not recognised in the profit and loss account	-	860	-	(29)	-	831
Profit attributable to shareholders	-	-	-	7,023	-	7,023
Dividends paid	-	-	-	-	(1,897)	(1,897)
Dividends	-	-	-	(1,897)	1,897	-
At 30 June 2002	**9,120**	**7,280**	**4,242**	**87,460**	**1,897**	**109,999**

Statement of Changes in Equity for the period 1 January 2002 to 30 June 2002 (Cont.)

	Bank					
	Share Capital **Lm000**	*Revaluation Reserves* **Lm000**	*Other Reserve* **Lm000**	*Profit and Loss Account* **Lm000**	*Dividend Reserve* **Lm000**	*Total* **Lm000**
At 1 January 2001	9,120	25,914	4,242	53,025	1,422	93,723
Impact of adoption of IAS39	-	-	-	2,403	-	2,403
At 1 January 2001 as restated	9,120	25,914	4,242	55,428	1,422	96,126
Net fair value adjustments on investments	-	692	-	-	-	692
Transfer between reserves on disposal of property	-	4	-	(6)	-	(2)
Net gains/(losses) not recognised in the profit and loss account	-	696	-	(6)	-	690
Profit attributable to shareholders	-	-	-	2,558	-	2,558
Dividends paid	-	-	-	-	(1,422)	(1,422)
Dividends	-	-	-	(1,186)	1,186	-
At 30 June 2001	9,120	26,610	4,242	56,794	1,186	97,952
At 1 January 2002	9,120	32,133	4,242	56,386	1,897	103,778
Net fair value adjustments on investments	-	4,070	-	-	-	4,070
Transfer between reserves on disposal of property	-	19	-	(29)	-	(10)
Net gains/(losses) not recognised in the profit and loss account	-	4,089	-	(29)	-	4,060
Profit attributable to shareholders	-	-	-	3,309	-	3,309
Dividends paid	-	-	-	-	(1,897)	(1,897)
Dividends	-	-	-	(1,897)	1,897	-
At 30 June 2002	**9,120**	**36,222**	**4,242**	**57,769**	**1,897**	**109,250**

Cash Flow Statement for the period 1 January 2002 to 30 June 2002

	Group		*Bank*	
	6 months to 30/6/02	6 months to 30/6/01	6 months to 30/6/02	6 months to 30/6/01
	Lm000	Lm000	Lm000	Lm000
Cash flows from operating activities				
Interest and commission receipts	**40,342**	36,238	**37,297**	33,219
Interest and commission payments	**(21,373)**	(26,430)	**(22,636)**	(25,137)
Payments to employees and suppliers	**(11,938)**	(12,624)	**(11,423)**	(12,986)
Operating profit/(loss) before changes in operating assets/liabilities	**7,031**	(2,816)	**3,238**	(4,904)
(Increase)/decrease in operating assets:				
Non-investment securities	**3,344**	(4)	**3,344**	1,979
Reserve deposits with Central Bank of Malta	**(1,479)**	(2,501)	**(1,527)**	(2,521)
Loans and advances to banks	**(11,545)**	(15,784)	**(11,345)**	(57,652)
Loans and advances to customers	**4,859**	(29,569)	**(1,189)**	(18,015)
Other receivables	**(16,245)**	(1,897)	**(12,414)**	(3,727)
Increase/(decrease) in operating *liabilities:*				
Amounts owed to banks	**(28,014)**	16,530	**(27,560)**	14,519
Amounts owed to customers	**66,310**	25,490	**59,968**	17,827
Other payables	**4,704**	4,122	**(2,274)**	973
Net cash flows from/(used in) operating activities before tax	**28,965**	(6,429)	**10,241**	(51,521)
Tax paid	**(666)**	(640)	**(425)**	(420)
Net cash flows from/(used in) operating activities	**28,299**	(7,069)	**9,816**	(51,941)
Cash flows from investing activities				
Dividends received	**28**	72	**28**	72
Interest received from investment securities	**8,830**	9,268	**8,747**	10,151
Proceeds on maturity/disposal of investment securities	**56,080**	90,599	**46,972**	101,224
Proceeds on disposal of tangible fixed assets	**52**	69	**52**	55
Purchase of investment securities	**(57,541)**	(93,184)	**(57,484)**	(89,425)
Purchase of tangible fixed assets	**(1,897)**	(2,573)	**(1,871)**	(2,495)
Net cash flows from/(used in) investing activities	**5,552**	4,251	**(3,556)**	19,582
Cash flows from financing activities				
Dividends paid	**(1,897)**	(1,422)	**(1,897)**	(1,422)
Decrease in debt securities in issue	**-**	(16,110)	**-**	-
Cash used in financing activities	**(1,897)**	(17,532)	**(1,897)**	(1,422)
Increase/(decrease) in cash and cash equivalents	**31,954**	(20,350)	**4,363**	(33,781)
Effect of exchange rate changes on cash and cash equivalents	**658**	1,079	**(1,037)**	(680)
Net increase/(decrease) in cash and cash equivalents	**31,296**	(21,429)	**5,400**	(33,101)
	31,954	(20,350)	**4,363**	(33,781)
Cash and cash equivalents at beginning of period	**107,130**	44,589	**131,234**	(27,241)
Cash and cash equivalents at end of period	**139,084**	24,239	**135,597**	(61,022)

Segmental information

a *Class of business*

	Commercial Banking		*Investment Banking*		*Other Companies*		*Group Total*	
	6 months to 30/6/02	6 months to 30/6/01	**6 months to 30/6/02**	6 months to 30/6/01	**6 months to 30/6/02**	6 months to 30/6/01	**6 months to 30/6/02**	6 months to 30/6/01
	Lm000	Lm000	**Lm000**	Lm000	**Lm000**	Lm000	**Lm000**	Lm000
Profit before tax								
Segment operating income	**22,910**	21,325	**630**	943	**692**	36	**24,232**	22,304
Common costs							**(14,753)**	(15,114)
Profit on ordinary activities before tax							**9,479**	7,190
	30/6/02	30/6/01	**30/6/02**	30/6/01	**30/6/02**	30/6/01	**30/6/02**	30/6/01
	Lm000	Lm000	**Lm000**	Lm000	**Lm000**	Lm000	**Lm000**	Lm000
Assets								
Segment total assets	**1,473,162**	1,436,034	**7,422**	993	**31,520**	19,548	**1,512,104**	1,456,575
Average total assets	**1,446,963**	1,415,852	**7,245**	992	**29,980**	17,945	**1,484,188**	1,434,789
Net assets	**104,062**	95,198	**4,380**	1,922	**1,557**	216	**109,999**	97,336

b *Geographical segments*
The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

Review of Performance

The published figures, which are in compliance with International Accounting Standard 34 Interim Financial Reporting, have been extracted from the HSBC Bank Malta p.l.c.'s unaudited group management accounts for the six months ended 30 June 2002. These figures are being published in terms of the Bye-Laws of the Malta Stock Exchange, section 6.05.06 (i).

HSBC Bank Malta p.l.c. recorded a profit before tax of Lm9.5 million for the six months ended 30 June 2002. This represents an increase of Lm2.3 million or 31.8 per cent over profit before tax earned in the same period in 2001. Financial highlights are:

- Profit after tax attributable to shareholders of Lm7.0 million for the six months ended 30 June 2002 – up Lm1.7 million or 32.3 per cent over the same period in 2001.
- Net interest income of Lm15.9 million - up Lm1.7 million or 12.2 percent over 2001.
- Other operating income of Lm0.8 million – up Lm0.7 million due to operating profits generated by the life assurance business.
- Operating income of Lm24.2 million - up Lm1.9 million or 8.6 per cent over 2001.
- Administrative expenses decreased by 6.4 per cent over the same period in 2001 as a result of lower staff related expenditure, lower IT system conversion costs and general cost containment policies in the current period.
- Net impairment losses increased to Lm0.9 million (June 2001: Lm0.5 million).
- Earnings per share of 19.3 cents for the six months ended 30 June 2002 - up from 14.5 cents over the same period in 2001.
- A gross interim dividend per share of 8 cents - up from previous gross interim dividend payment of 5 cents.
- Loans and advances to customers were Lm872.7 million at 30 June 2002 lower by Lm5.7 million at 31 December 2001 as subdued market conditions continued to impact on personal and corporate credit growth.
- Amounts owed to customers increased to Lm1,289.4 million at 30 June 2002 from Lm1,223.1 million at 31 December 2001 - reflecting both customer preferences for more traditional deposit related products and a build up of liquidity in the retail deposit market.
- Shareholders' funds increased by Lm6.0 million to Lm110.0 million. This represents an increase of 5.7 per cent and includes retention of Lm5.1 million of group profits and movements on revaluation reserves.

Tom Robson, Chief Executive Officer, said: "Our results for the first six months are encouraging. Operating revenues continue to grow despite the low interest rate environment, operating costs were contained and our capital and liquidity ratios remain sound. We are grateful for the support of our customers and the contribution of our staff over this period. The Directors have approved the payment of a gross interim dividend per share of 8 cents which represents an increase of 60 per cent when compared to the previous interim dividend. The total net interim dividend payout of Lm1.9 million will be paid to all shareholders on the Company's register on 31 July 2002".

HSBC Bank Malta plc is licensed as a credit institution and provider of investment services by the Malta Financial Services Centre.
Registered Office: 233, Republic Street, Valletta, VLT 05, Malta. Telephone: (00356) 2124 5281
Company Registration Number: C3177

The following is the text of an advertisement which is being issued locally by HSBC's subsidiary.

HSBC Bank Malta plc – Half-Yearly Results for 2002

Profit and Loss Account for the period 1 January 2002 to 30 June 2002

	Group		*Bank*	
	6 mths to 30/6/02	6 mths to 30/6/01	**6 mths to 30/6/02**	6 mths to 30/6/01
	Lm000	Lm000	**Lm000**	Lm000
Interest receivable and similar income				
– on loans and advances, balances with Central Bank of Malta and Treasury Bills	**28,897**	31,615	**26,413**	28,803
– on debt and other fixed income instruments	**8,422**	9,527	**8,541**	9,274
Interest payable	**(21,412)**	(26,970)	**(22,475)**	(27,011)
Net interest income	**15,907**	14,172	**12,479**	11,066
Fees and commissions receivable	**4,809**	4,547	**3,844**	3,408
Fees and commissions payable	**(256)**	(233)	**(224)**	(198)
Dividend income	**28**	72	**28**	72
Trading profits	**2,976**	3,644	**2,718**	3,420
Net gains on disposal of non-trading financial instruments	**8**	44	**8**	-
Other operating income	**760**	58	**10**	-
Operating income	**24,232**	22,304	**18,863**	17,768
Administrative expenses	**(12,274)**	(13,111)	**(11,603)**	(12,331)
Depreciation	**(1,294)**	(1,269)	**(1,247)**	(1,222)
Net amortisation of goodwill	**(146)**	(146)	**(103)**	(103)
Other operating charges	**(83)**	(96)	**(74)**	(86)
Operating profit before impairment losses and provisions	**10,435**	7,682	**5,836**	4,026
Net impairment losses	**(900)**	(492)	**(972)**	(366)
Provisions for contingent liabilities and other charges	**(56)**	-	**(56)**	-
Profit on ordinary activities before tax	**9,479**	7,190	**4,808**	3,660
Tax on profit on ordinary activities	**(2,456)**	(1,883)	**(1,499)**	(1,102)
Profit for the financial period attributable to shareholders	**7,023**	5,307	**3,309**	2,558
Earnings per share	**19.3c**	14.5c	**9.1c**	7.0c

Exchange rates ruling on 30 June 2002 against the Maltese Lira were as follows: GBP1.5534 EUR2.3921 USD2.3839

Balance Sheet at 30 June 2002

	Group		Bank	
	30/6/02	31/12/01	**30/6/02**	31/12/01
	Lm000	Lm000	**Lm000**	Lm000
Assets				
Balances with Central Bank of Malta, Treasury Bills and cash	**111,244**	119,862	**110,671**	119,049
Financial assets held for trading	**2,317**	5,580	**2,317**	5,580
Investments	**293,540**	295,524	**288,158**	277,443
Loans and advances to banks	**147,895**	76,523	**236,156**	173,121
Loans and advances to customers	**872,671**	878,329	**733,062**	732,745
Shares in subsidiary companies	**-**	-	**49,982**	46,669
Intangible fixed assets	**775**	921	**496**	599
Tangible fixed assets	**27,246**	26,688	**27,053**	26,458
Deferred tax asset	**6,130**	6,705	**5,085**	5,385
Other assets	**31,958**	26,332	**1,036**	3,005
Prepayments and accrued income	**18,328**	19,807	**16,602**	18,714
Total assets	**1,512,104**	1,456,271	**1,470,618**	1,408,768
Liabilities				
Financial liabilities held for trading	**3,111**	405	**3,111**	405
Amounts owed to banks	**35,654**	60,615	**182,859**	187,721
Amounts owed to customers	**1,289,387**	1,223,077	**1,128,938**	1,068,970
Debt securities in issue	**12**	12	**-**	-
Other liabilities	**33,674**	29,687	**7,284**	9,558
Accruals and deferred income	**18,906**	18,204	**18,431**	18,107
Provisions for liabilities and other charges	**1,361**	229	**745**	229
Subordinated liabilities	**20,000**	20,000	**20,000**	20,000
	1,402,105	1,352,229	**1,361,368**	1,304,990
Shareholders' funds				
Called up issued share capital	**9,120**	9,120	**9,120**	9,120
Revaluation reserves	**7,280**	6,420	**36,222**	32,133
Other reserve	**4,242**	4,242	**4,242**	4,242
Profit and loss account	**87,460**	82,363	**57,769**	56,386
Dividend reserve	**1,897**	1,897	**1,897**	1,897
	109,999	104,042	**109,250**	103,778
Total liabilities	**1,512,104**	1,456,271	**1,470,618**	1,408,768

The financial statements were approved by the Board of Directors on 25 July 2002 and signed on its behalf by:

Albert Mizzi, *Chairman*

Tom Robson, *Chief Executive Officer*

Statement of Changes in Equity for the period 1 January 2002 to 30 June 2002

	Group					
	Share Capital	*Revaluation Reserves*	*Other Reserve*	*Profit and Loss Account*	*Dividend Reserve*	*Total*
	Lm000	**Lm000**	**Lm000**	**Lm000**	**Lm000**	**Lm000**
At 1 January 2001	9,120	7,790	4,242	70,095	1,422	92,669
Impact of adoption of IAS39	-	(481)	-	3,000	-	2,519
At 1 January 2001 as restated	9,120	7,309	4,242	73,095	1,422	95,188
Net fair value adjustments on investments	-	(1,623)	-	-	-	(1,623)
Release of net gains on available-for-sale assets transferred to the income statement on disposal	-	(112)	-	-	-	(112)
Transfer between reserves on disposal of property	-	4	-	(6)	-	(2)
Net losses not recognised in the profit and loss account	-	(1,731)	-	(6)	-	(1,737)
Profit attributable to shareholders	-	-	-	5,307	-	5,307
Dividends paid	-	-	-	-	(1,422)	(1,422)
Dividends	-	-	-	(1,186)	1,186	-
At 30 June 2001	9,120	5,578	4,242	77,210	1,186	97,336
At 1 January 2002	9,120	6,420	4,242	82,363	1,897	104,042
Net fair value adjustments on investments	-	841	-	-	-	841
Transfer between reserves on disposal of property	-	19	-	(29)	-	(10)
Net gains/(losses) not recognised in the profit and loss account	-	860	-	(29)	-	831
Profit attributable to shareholders	-	-	-	7,023	-	7,023
Dividends paid	-	-	-	-	(1,897)	(1,897)
Dividends	-	-	-	(1,897)	1,897	-
At 30 June 2002	**9,120**	**7,280**	**4,242**	**87,460**	**1,897**	**109,999**

Statement of Changes in Equity for the period 1 January 2002 to 30 June 2002 (Cont.)

	Bank					
	Share Capital **Lm000**	*Revaluation Reserves* **Lm000**	*Other Reserve* **Lm000**	*Profit and Loss Account* **Lm000**	*Dividend Reserve* **Lm000**	*Total* **Lm000**
At 1 January 2001	9,120	25,914	4,242	53,025	1,422	93,723
Impact of adoption of IAS39	-	-	-	2,403	-	2,403
At 1 January 2001 as restated	9,120	25,914	4,242	55,428	1,422	96,126
Net fair value adjustments on investments	-	692	-	-	-	692
Transfer between reserves on disposal of property	-	4	-	(6)	-	(2)
Net gains/(losses) not recognised in the profit and loss account	-	696	-	(6)	-	690
Profit attributable to shareholders	-	-	-	2,558	-	2,558
Dividends paid	-	-	-	-	(1,422)	(1,422)
Dividends	-	-	-	(1,186)	1,186	-
At 30 June 2001	9,120	26,610	4,242	56,794	1,186	97,952
At 1 January 2002	9,120	32,133	4,242	56,386	1,897	103,778
Net fair value adjustments on investments	-	4,070	-	-	-	4,070
Transfer between reserves on disposal of property	-	19	-	(29)	-	(10)
Net gains/(losses) not recognised in the profit and loss account	-	4,089	-	(29)	-	4,060
Profit attributable to shareholders	-	-	-	3,309	-	3,309
Dividends paid	-	-	-	-	(1,897)	(1,897)
Dividends	-	-	-	(1,897)	1,897	-
At 30 June 2002	**9,120**	**36,222**	**4,242**	**57,769**	**1,897**	**109,250**

Cash Flow Statement for the period 1 January 2002 to 30 June 2002

	Group		*Bank*	
	6 months to 30/6/02	**6 months to 30/6/01**	**6 months to 30/6/02**	**6 months to 30/6/01**
	Lm000	**Lm000**	**Lm000**	**Lm000**
Cash flows from operating activities				
Interest and commission receipts	**40,342**	36,238	**37,297**	33,219
Interest and commission payments	**(21,373)**	(26,430)	**(22,636)**	(25,137)
Payments to employees and suppliers	**(11,938)**	(12,624)	**(11,423)**	(12,986)
Operating profit/(loss) before changes in operating assets/liabilities	**7,031**	(2,816)	**3,238**	(4,904)
(Increase)/decrease in operating assets:				
Non-investment securities	**3,344**	(4)	**3,344**	1,979
Reserve deposits with Central Bank of Malta	**(1,479)**	(2,501)	**(1,527)**	(2,521)
Loans and advances to banks	**(11,545)**	(15,784)	**(11,345)**	(57,652)
Loans and advances to customers	**4,859**	(29,569)	**(1,189)**	(18,015)
Other receivables	**(16,245)**	(1,897)	**(12,414)**	(3,727)
Increase/(decrease) in operating liabilities:				
Amounts owed to banks	**(28,014)**	16,530	**(27,560)**	14,519
Amounts owed to customers	**66,310**	25,490	**59,968**	17,827
Other payables	**4,704**	4,122	**(2,274)**	973
Net cash flows from/(used in) operating activities before tax	**28,965**	(6,429)	**10,241**	(51,521)
Tax paid	**(666)**	(640)	**(425)**	(420)
Net cash flows from/(used in) operating activities	**28,299**	(7,069)	**9,816**	(51,941)
Cash flows from investing activities				
Dividends received	**28**	72	**28**	72
Interest received from investment securities	**8,830**	9,268	**8,747**	10,151
Proceeds on maturity/disposal of investment securities	**56,080**	90,599	**46,972**	101,224
Proceeds on disposal of tangible fixed assets	**52**	69	**52**	55
Purchase of investment securities	**(57,541)**	(93,184)	**(57,484)**	(89,425)
Purchase of tangible fixed assets	**(1,897)**	(2,573)	**(1,871)**	(2,495)
Net cash flows from/(used in) investing activities	**5,552**	4,251	**(3,556)**	19,582
Cash flows from financing activities				
Dividends paid	**(1,897)**	(1,422)	**(1,897)**	(1,422)
Decrease in debt securities in issue	**-**	(16,110)	**-**	-
Cash used in financing activities	**(1,897)**	(17,532)	**(1,897)**	(1,422)
Increase/(decrease) in cash and cash equivalents	**31,954**	(20,350)	**4,363**	(33,781)
Effect of exchange rate changes on cash and cash equivalents	**658**	1,079	**(1,037)**	(680)
Net increase/(decrease) in cash and cash equivalents	**31,296**	(21,429)	**5,400**	(33,101)
	31,954	(20,350)	**4,363**	(33,781)
Cash and cash equivalents at beginning of period	**107,130**	44,589	**131,234**	(27,241)
Cash and cash equivalents at end of period	139,084	24,239	**135,597**	(61,022)

Segmental information

a *Class of business*

	Commercial Banking		*Investment Banking*		*Other Companies*		*Group Total*	
	6 months to 30/6/02	6 months to 30/6/01	**6 months to 30/6/02**	6 months to 30/6/01	**6 months to 30/6/02**	6 months to 30/6/01	**6 months to 30/6/02**	6 months to 30/6/01
	Lm000	Lm000	**Lm000**	Lm000	**Lm000**	Lm000	**Lm000**	Lm000
Profit before tax								
Segment operating income	**22,910**	21,325	**630**	943	**692**	36	**24,232**	22,304
Common costs							**(14,753)**	(15,114)
Profit on ordinary activities before tax							**9,479**	7,190
	30/6/02	30/6/01	**30/6/02**	30/6/01	**30/6/02**	30/6/01	**30/6/02**	30/6/01
	Lm000	Lm000	**Lm000**	Lm000	**Lm000**	Lm000	**Lm000**	Lm000
Assets								
Segment total assets	**1,473,162**	1,436,034	**7,422**	993	**31,520**	19,548	**1,512,104**	1,456,575
Average total assets	**1,446,963**	1,415,852	**7,245**	992	**29,980**	17,945	**1,484,188**	1,434,789
Net assets	**104,062**	95,198	**4,380**	1,922	**1,557**	216	**109,999**	97,336

b *Geographical segments*
The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

Review of Performance

The published figures, which are in compliance with International Accounting Standard 34 Interim Financial Reporting, have been extracted from the HSBC Bank Malta p.l.c.'s unaudited group management accounts for the six months ended 30 June 2002. These figures are being published in terms of the Bye-Laws of the Malta Stock Exchange, section 6.05.06 (i).

HSBC Bank Malta p.l.c. recorded a profit before tax of Lm9.5 million for the six months ended 30 June 2002. This represents an increase of Lm2.3 million or 31.8 per cent over profit before tax earned in the same period in 2001. Financial highlights are:

- Profit after tax attributable to shareholders of Lm7.0 million for the six months ended 30 June 2002 – up Lm1.7 million or 32.3 per cent over the same period in 2001.
- Net interest income of Lm15.9 million - up Lm1.7 million or 12.2 percent over 2001.
- Other operating income of Lm0.8 million – up Lm0.7 million due to operating profits generated by the life assurance business.
- Operating income of Lm24.2 million - up Lm1.9 million or 8.6 per cent over 2001.
- Administrative expenses decreased by 6.4 per cent over the same period in 2001 as a result of lower staff related expenditure, lower IT system conversion costs and general cost containment policies in the current period.
- Net impairment losses increased to Lm0.9 million (June 2001: Lm0.5 million).
- Earnings per share of 19.3 cents for the six months ended 30 June 2002 - up from 14.5 cents over the same period in 2001.
- A gross interim dividend per share of 8 cents - up from previous gross interim dividend payment of 5 cents.
- Loans and advances to customers were Lm872.7 million at 30 June 2002 lower by Lm5.7 million at 31 December 2001 as subdued market conditions continued to impact on personal and corporate credit growth.
- Amounts owed to customers increased to Lm1,289.4 million at 30 June 2002 from Lm1,223.1 million at 31 December 2001 - reflecting both customer preferences for more traditional deposit related products and a build up of liquidity in the retail deposit market.
- Shareholders' funds increased by Lm6.0 million to Lm110.0 million. This represents an increase of 5.7 per cent and includes retention of Lm5.1 million of group profits and movements on revaluation reserves.

Tom Robson, Chief Executive Officer, said: "Our results for the first six months are encouraging. Operating revenues continue to grow despite the low interest rate environment, operating costs were contained and our capital and liquidity ratios remain sound. We are grateful for the support of our customers and the contribution of our staff over this period. The Directors have approved the payment of a gross interim dividend per share of 8 cents which represents an increase of 60 per cent when compared to the previous interim dividend. The total net interim dividend payout of Lm1.9 million will be paid to all shareholders on the Company's register on 31 July 2002".

HSBC Bank Malta plc is licensed as a credit institution and provider of investment services by the Malta Financial Services Centre.
Registered Office: 233, Republic Street, Valletta, VLT 05, Malta. Telephone: (00356) 2124 5281
Company Registration Number: C3177